FORM 4
                              STATEMENT OF
                     CHANGES IN BENEFICIAL OWNERSHIP

  Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. SEE Instruction 1(b).

 1.  Name and Address of Reporting Person
     (Last)    Davis
     (First)   Albert
     (Middle)  K.
     (Street)  1512 Hamilton Street
     (City)    Wausau
     (State)   Wisconsin
     (Zip)     54403

 2.  Issuer Name and Ticker or Trading Symbol
     (Issuer Name)       Wausau-Mosinee Paper Corporation
     (Ticker or Trading Symbol) WMO

 3. I.R.S. or Social Security Number of Reporting Person (Voluntary) (I.D. Number) ###-##-####

 4.  Statement for Month/Day/Year
     (Month/Day) December
     (Year)    2002

 5.  If Amendment, Date of Original (Month/Day/Year)
     (Month/Day)
     (Year)

 6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
     X
          (Director)
     X    (Officer, give title below)
           Senior Vice President - Specialty Paper Group
          (10% Owner)
          (Other, specify below)


 7.  Individual or Joint/Group Filing (Check Applicable Line)
     X
     X    Form filed by One Reporting Person
          Form filed by More than One Reporting Person

  TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
            OWNED

                                                                      5. Amount of
                                                     4. Securities       Securities
                          2A. Deemed                    Acquired (A)     Beneficially
             2. Trans-    Execution     3.Trans-        or Disposed      Owned         6. Ownership 7. Nature of
             action       Date, if any    action        of (D)           Following        Form:        Indirect
 1.Title of  Date(Month/  (Month/Day/     Code          (A) or           Reported         Direct(D) or Beneficial
 Security    Day/Year)     Year)       Code    V    Amount  (D)  Price   Transactions(s)  Indirect(I)  Ownership
 No Par                                                                  1,183.312        D
 Value                                                                   3,887.689        I            401-K Trust
 Common
 Stock

  TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
               (E.G., puts, calls, warrants, options, convertible securities)
                                                                5. Number of
                                                                Derivative
             2. Conversion              3A. Deemed              Securities
 1. Title    or Exercise                Execution    4.Trans-   Acquired (A)    6. Date Exercisable and
     of      Price of   3. Transaction  Date, if any   action   or Disposed of       Expiration Date
 Derivative  Derivative    Date (Month/ (Month/Day/    Code          (D)             (Month/Day/Year)
 SECURITY    SECURITY      DAY/YEAR)    YEAR)       CODE    V    (A)   (D)      DATE EXERCISABLE EXPIRATION DATE
 Common      $12.68                                                              8/18/94          8/19/11
 Stock       $13.13                                                              9/20/94          2/19/12
 Option      $18.50                                                               3/1/96           9/1/15
 (Right      $18.50                                                              9/19/96         10/18/15
  to Buy)    $17.69                                                              9/17/97         10/16/16
             $ 9.31                                                             10/19/01         10/19/20
             $10.71*                                                               *             12/13/21
             $11.39#       12/12/02#                 A      V     18,000#          #             12/12/22#

 Dividend       **                                                                **             10/15/16
 Equivalents

  TABLE II CONTINUED - Derivative Securities Acquired, Disposed of or
                       Beneficially Owned
              (E.G., puts, calls, warrants, options, convertible securities)

 7. Title and Amount of                                                    10. Ownership
    Underlying Securities                     9. Number of Derivative    Form of Derivative
                     Amount or   8. Price of  Securities Beneficially       Securities
                     Number of    Derivative      Owned Following      Beneficially Owned 11. Nature of Indirect
 TITLE                 SHARES      SECURITY   REPORTED TRANSACTION(S)    AT END OF MONTH     BENEFICIAL OWNERSHIP
 No                                            14,668                  D
 Par
 Value
 Common Stock                                   2,444                  D
 Common Stock                                   6,250                  D
 Common Stock                                   3,125                  D
 Common Stock                                   2,000                  D
 Common Stock                                  71,513                  D
 Common Stock                                  18,000*                 D*
                     18,000#                   18,000#                 D#
 Common Stock                                   2,301.1                D

 Explanation of Responses:
 *Number of shares to which option is exercisable is subject to satisfaction of certain performance criteria.
  Options are exercisable on date on which audited financial results for the fiscal year ending 12/31/02 are reported by the Company.
 **Accruals on dividend record dates.  Value of dividend equivalents paid in cash only at earlier of termination of employment or exercise of certain options.
 #Number of shares to which option is exercisable is subject to satisfaction of certain performance criteria.  Options are
 exercisable on date on which audited financial results for the fiscal year ending 12/31/03 are reported by the Company.
                    /S/ SHERRI L. CRAKER                     01/03/03
                       Signature of Reporting Person         Date
                       Attorney-In-Fact